Filed by Reliant Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: First Advantage Bancorp
(Registration Statement No. 333-235582)

Reliant Bancorp, Inc. [RBNC]
Q4 2019 Earnings Conference Call
Friday, January 24, 2020 10 AM ET

Executives
DeVan Ard, Chairman, President and Chief Executive Officer
Dan Dellinger, Chief Financial Officer

Analysts
Kevin Fitzsimmons, D.A. Davidson
Feddie Strickland, Janney Montgomery Scott
Stephen Scouten, Piper Sandler

Presentation

Operator: Good morning, and welcome to Reliant Bancorp’s Fourth Quarter Year-End 2019 Earnings Conference Call. Hosting today’s call is DeVan Ard, Reliant’s Chairman, President and Chief Executive Officer. He is joined by these Reliant Bank Executives: Dan Dellinger, Chief Financial Officer; Louis Holloway, Chief Operating Officer; and Alan Mims, Chief Credit Officer, who will be available during the question-and-answer session.

Please note, Reliant Bancorp’s earnings release and supplemental financial information are available on the Investor Relations page of the Company’s website at www.reliantbank.com. Today’s call is being recorded and will be available for replay on Reliant Bancorp’s website for 12 months, all participants have been placed in a listen-only mode. The call will be open for questions after the presentation.

During this call, Reliant Bancorp may make comments, which constitute forward-looking statements. All forward-looking statements are subject to risks and uncertainties and other facts that may cause actual results and performance or achievements of Reliant Bancorp to differ materially from any results expressed or implied by such forward-looking statements. Many of such factors are beyond Reliant Bancorp’s ability to control or predict, and listeners are cautioned not to put undue reliance on such forward-looking statements. Please carefully read the forward-looking statements language on the fourth quarter and year-end 2019 earnings presentation. Additional factors which could affect the forward-looking statements, can be found in Reliant Bancorp’s annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K filed with the SEC. Reliant Bancorp disclaims any obligation to update or revise any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise. In addition, these remarks may include certain non-GAAP financial measures as defined by SEC Regulation G. Regarding Reliant Bancorp’s fourth quarter and year-end 2019 earnings, a presentation of the most directly comparable GAAP financial measures and a reconciliation of non-GAAP measures to comparable GAAP measures is available on Reliant Bancorp’s website at www.reliantbank.com.

I will now turn the presentation over to DeVan Ard, Reliant Bancorp’s Chairman, President and CEO.

DeVan Ard: Thank you, Operator. Good morning and thanks for joining us for our fourth quarter earnings call. I want to start this morning by welcoming the employees and shareholders of Community Bank and Trust to the Reliant family. We closed on our merger January 1 and completed a successful conversion last weekend.  We now have the leading market share in Cheatham County, contiguous to Nashville/Davidson County to the west, and have enhanced our already strong presence in Robertson County.

We are also looking forward to completing our merger with First Advantage Bank in the second quarter.  First Advantage, originally established in 1953, gives us an entrance into the attractive Clarksville/Montgomery County market just northwest of Nashville.  We have received all required regulatory approvals to complete the merger and shareholder meetings are scheduled for early March.

I also want to recognize and thank the Reliant team for a very successful quarter, despite the distractions that working on two mergers can cause.  Loan production exceeded $200 million in the fourth quarter, a 39% increase over the third quarter and 108% higher than the fourth quarter of 2018, and loans increased in all major categories. We ended the year with $1.4 billion in loans, a record for our company.

I’m especially pleased with the progress we made over the past 6 months in growing relationship deposits, a year-long focus for our team.  Checking, savings and money market balances grew at a 19% annualized rate in the fourth quarter, and non-interest-bearing deposit balances increased at a 37% annualized rate.  This continuing effort to shift our funding mix to lower cost deposits will be critical to improving our net interest margin in 2020.

Credit quality remains a core strength of our Company and our metrics remained superior for the fourth quarter.  Non-performing loans declined to 29 basis points of total loans held for investment and we reduced ORE by over $1 million while recording a net overall gain.  The last parcel of ORE that we had was under contract at year-end, and subsequently closed with no additional loss.  We expect credit quality to remain strong in the first quarter of 2020.  And our Chief Credit Officer, Alan Mims, will be available for questions after we conclude our remarks.

Finally, we declared a $0.10 dividend, which represents an 11% increase over last year’s first quarter dividend. This dividend is payable on February 14, and marks the 19th consecutive quarter we have paid a dividend to our shareholders.

I’d now like to turn the call over to Dan Dellinger to discuss our financial results in more detail.

Dan Dellinger: Thanks, DeVan, and good morning, everyone. I will begin my comments on Page 2 of our earnings presentation, highlighting a few of our Company’s many accomplishments achieved during a transformational fourth quarter -

GAAP net income for the fourth quarter was $4.1 million or $0.37 per diluted common share. Adjusted for $1.3 million of merger-related expense, net income was $5.3 million or $0.47 per diluted common share. Net interest income was driven by strong loan and core deposit growth.  For the year, the Company generated net income of $16.2 million or $1.44 per diluted common share.

We closed on a $60 million 10-year subordinated debt offering on December 13, at a coupon of 5.125%. The interest rate is fixed for the 5 years and floats for the final 5 years at the Secured Overnight Financing Rate plus 376.5 basis points.  The sub-debt bolsters capital both at the bank and the holding company, and provides additional liquidity for our recent M&A activity and other general Company uses.

Finally, as DeVan noted, we announced a definitive agreement to acquire First Advantage Bank in October and closed the acquisition of Community Bank and Trust on January 1, 2020.

Let’s turn to Page 3 and take a deeper look at these two institutions and the strategic benefits each offer to our Company.

Community Bank and Trust is headquartered in Ashland City, Tennessee, and reported total assets of $257 million as of December 31.  The acquisition of CBT extends our footprint into Cheatham County and provides us with another source of quality low cost, core deposits. At year-end, CBT reported total deposits of $210 million at a cost of 52 basis points. We are confident that our Company’s financial strength, our team’s focus on delivering excellent customer service and the range of products and solutions our bankers can offer our new clients, will not only help retain the former CBT clients, but also expand our presence in these new markets. The acquisition closed on January 1of this year and we completed the system conversion on January 21.

First Advantage Bank is headquartered in Clarksville, Tennessee, and reported total consolidated assets of $738 million as of December 31. The acquisition of FAB extends our footprint into the rapidly growing Montgomery County, and brings us a team of bankers that specialize in manufactured housing lending. This niche lending area offers strong returns and provides us with a potential new source of non-interest income. The definitive agreement to acquire First Advantage Bank was announced on October 23, 2019 and we expect the deal to close early in the second quarter of 2020.

We project both acquisitions will be accretive to earnings in 2020, and the full benefit realized in 2021. And our team is excited by the talented bankers that we will be adding to our Company. We look forward to building upon the success all three companies achieved in 2019.

On Page 4, you will find some pro forma financial metrics for the three companies individually and what a combined entity would have looked like as of December 31. Our combined entity would have reported total assets of $2.9 billion, total loans-held-for-investment of $2.2 billion and total deposits of $2.4 billion. Please note, CBT recognized $732,000 of merger expenses in the fourth quarter and FAB recognized $4.3 million of merger expenses in the fourth quarter.

Returning focus back to Reliant’s fourth quarter financial results, let’s turn to Page 5 to talk about our deposit portfolio, which ended 2019 at $1.6 billion, representing a 4-year compounded annual growth rate of 25.4%. The $27 million quarter-over-quarter decline reported in the performance measure on the left side of the page doesn’t truly reflect the outstanding performance our bankers delivered during the fourth quarter of 2019, generating $73 million of customer deposits and reducing our cost of deposits by 14 basis points. $37 million of the growth in customer deposits occurred in non-interest bearing deposits and interest-bearing checking, savings and money markets. The increase in customer deposits, coupled with the reduction of our investment portfolio, allowed us to reduce our wholesale deposits by $103 million or 21% during the quarter, taking our non-core funding dependency ratio to 25.2%. It is important to note that the success our team achieved in the fourth quarter resulted from our bankers’ year-long commitment to strengthen deposit relationships with current clients and emphasizing to all new relationships the importance of bringing deposits. We are proud of our team and look forward to their continued success in this very important initiative.

On the loan front, our bankers capped off a successful 2019 by generating a franchise record of $217 million of new loan production at a weighted average rate of 4.7%. On Page 6 of our presentation, you can see loans-held-for-investment ended 2019 at $1.4 billion, representing a 4-year compounded annual growth rate of 22.9%. Our portfolio continues to carry considerable commercial real estate and construction loans, primarily due to the continued high volume of new construction in our Middle Tennessee and Chattanooga markets.

Moving to the right side of Page 6, loan yield continues to be impacted by the Fed’s recent rate cuts, as our total loan yield was down 11 basis points and core loan yield was down 19 basis points from the third quarter. We expect that loan yield will begin to stabilize in the first quarter of 2020, as no further rate cuts are expected in the immediate future.

Moving to Page 7, a loan loss provision of $406,000 was taken during the fourth quarter, taking our allowance to 0.89% of total loans held for investment at December 31. This becomes 1.1% when unamortized purchased loan discounts are added back. Our management team is comfortable that we are adequately reserved at December 31.

As has always been the case, credit quality remains a top priority for our board and management. At December 31, our credit quality measures remained pristine. Non-performing loans accounted for just 29 basis points of total loans-held-for-investment and non-performing assets accounted for just 26 basis points of total assets. Fourth quarter 2019 charge-offs totaled $420,000, with the Company ending the year of 2019 in a net recovery position. During the quarter, we disposed of two other real estate properties totaling $1.3 million, realizing a gain-on-disposal of $66,000, after including a write-down of the remaining property by $100,000. The remaining other real estate property at December 31 was under contract and disposed of during the first quarter of 2020, with no additional loss.

As I previously mentioned, commercial real estate and construction loans continue to increase as a percentage of our total capital, though concentrations remain within board-approved limits. To appropriately manage the potential risks associated with this type of lending, our bankers focus on lending to a diversified group of borrowers and industries within these loan segments, minimizing exposure to any one industry or borrower. Concentrations are graphically depicted on Page 8. Construction, land, and land development loans were at 124% of total capital, up 5.9% quarter-over-quarter, essentially flat with the third quarter. Management and the Board of Directors are confident that the appropriate risk management controls are in place and remain comfortable with these concentration levels at December 31.

Net interest margin for the fourth quarter of 2019 was 3.46%, down 5 basis points quarter-over-quarter.  The primary factor impacting margin was the $60 million sub-debt issuance that closed on December 13, and increased fourth quarter interest expense by $152,000, creating 4 basis points of margin contraction. Margin was also affected by a declining rate environment, which had slightly more impact on the asset side due to higher levels of variable rate instruments, than on the liability side, where competition and time deposits issued during higher rate cycles held customer deposit rates a bit more elevated.

Net interest income for the Company for the fourth quarter of 2019 was $15.2 million, a $455,000 or 3.1% increase over the third quarter. The performance measure on the bottom-left of Page 9 details net interest income for the core bank, which excludes interest earned on loans-held-for-sale.

Total interest income was $21.2 million for the fourth quarter of 2019, up $300,000 or 1.4% from the third quarter, generating a yield on earning assets of 4.82% but still a 16-basis point quarter-over-quarter decline. Loans-held-for-investment decreased 11 basis points quarter-over-quarter. The taxable securities portfolio declined by 45 basis points quarter-over-quarter, and mortgage loans-held-for-sale declined by almost 100 basis points. The decline in yield on taxable investments can be attributed to our ongoing effort to rotate funding from the bond portfolio to our loan portfolio. Over the course of the fourth quarter, the Company reduced the investment portfolio by $37 million and rotated the proceeds into new loans, picking up between 110 basis points and 120 basis points. The quarter-over-quarter decline in yield on loans-held-for-sale was due to the increased holdings of correspondent loans and changing market interest rates.

Declining interest rates did provide some relief on the deposit side, where deposits, quarter-over-quarter, increased to $49.1 million in average interest-bearing liabilities. Interest expense on deposit declined by $267,000 or 4.6% to $5.6 million. Our cost of deposits declined by 14 basis points quarter-over-quarter to 1.62%. The decline was driven by the changing mix of our deposit portfolio, as the quarterly average balances for interest-bearing checking, savings and money market accounts increased a combined $32.6 million, and non-interest-bearing deposits increased by $22.7 million.  Our decision to maintain shorter durations for wholesale deposits continued to provide benefit, as the weighted average rate for wholesale funding dropped 26 basis points to 1.85% by the end of the fourth quarter.

Non-interest income for the Company was $4.6 million for the fourth quarter, up $1.8 million from the third quarter. The primary factors driving the increase were a $1.2 million gain realized on the securities portfolio, the recognition of a $190,000 incentive earned upon signing a new marketing agreement with MasterCard and a $350,000 quarter-over-quarter increase in the gains realized on the sale of mortgage loans.

Non-interest expense for the Company was $15 million, up almost $2 million from the third quarter of 2019. However, the $1.3 million of merger expense realized during the quarter was responsible for much of this increase.  Other significant contributors to the quarter-over-quarter increase were a $353,000 increase in FDIC insurance premiums, which returned to normal levels in the fourth quarter after a credit taken in September resulted in a negative expense for the third quarter. Additionally, as mentioned earlier, a $100,000 valuation allowance was taken against the remaining other real estate property, so the carrying value of the property reflected the agreed-upon sale price for the transaction, which closed in January 2020.

The performance measure on the bottom-right side of Page 9 details the fourth quarter non-interest expense for the Core Bank, which Core was up $800,000 or 8.2% to $10.5 million. This was impacted by the previously-mentioned FDIC insurance premium expense and the valuation adjustment for the other real estate property. Additionally, salary expense is up quarter-over-quarter, due primarily to an initiative to bring IT support in-house.  The net savings to the Company for this initiative is expected to be approximately $360,000 annually for the combined company. These savings will begin in the first quarter of 2020.

Reliant Mortgage Ventures, our joint-venture mortgage company, reported a net loss of $1.2 million on revenue of $1.9 million and non-interest expense of $3.2 million. Just a reminder, per the terms of our joint-venture agreement, any losses by Reliant Mortgage Ventures are funded by our partner via a capital injection.  So RMVs losses do not impact the Company’s net income, but do impact the reported efficiency ratio, which was 80.9% for the Company, but adjusts to 63.3% for the core bank.

I want to conclude my remarks this morning by discussing the shareholder value our team has created over the past quarter.   Please turn to Page 11 of the presentation for a summary of key performance measures. I’d like to specifically highlight tangible book value, which increased $0.37 or 9.8% annualized from the third quarter and return on tangible common equity, which increased 10 basis points reported and 187 basis points when income is adjusted for merger expense.

During the fourth quarter, we successfully completed a $60 million subordinated debt offering, which provides the liquidity we need during this period of significant M&A, activity and bolsters our capital at both the Company and the Bank.

This concludes my presentation. DeVan, back to you for your closing comments.

DeVan Ard: Thanks, Dan. As we wrap up 2019 and look ahead to 2020, I want to take a few minutes to talk about some of our key strategic initiatives. Sustained organic growth within our franchise footprint is at the top of the list.  Our markets in Middle Tennessee, including Clarksville and Cheatham County and Chattanooga, continue to show healthy growth. Low taxes, moderate living costs and robust industries such as healthcare, tourism and entertainment, and auto manufacturing, continue to generate new jobs and in-migration. Chattanooga, where we now have over $90 million in loans, was recently listed by Realtor.com at #4 in the country among the top housing markets for 2020.

M&A will continue to be a key component of our strategy.  Much like the two transactions we announced in 2019, one of which we completed earlier this month, our focus will remain on banks located in the Middle Tennessee and Chattanooga areas where we can gain scale and leverage our existing franchise. Those opportunities will generally be over $500 million in assets with attractive funding bases and strong profitability, and the transaction must be immediately accretive to earnings, with minimal tangible book value dilution.

Credit quality remains outstanding, with nonperforming assets, past due loans, criticized loans and net charge-offs near cycle lows. We are convinced that our practice of making loans to customers in our market, who we can build meaningful relationships with, will sustain superior asset quality even in a softer economy.

I’d like to close by thanking our entire team for their hard work and many contributions to our success in 2019. I’m excited to see what our Company can do in 2020.

Operator, that completes my remarks for this morning’s call, and I’d like to open the line up for questions.

Questions and Answers

Operator: (Operator Instructions). Kevin Fitzsimmons, D.A. Davidson.

Kevin Fitzsimmons: DeVan, I wanted to ask about, obviously, there’s in the bank line in general, there’s been a lot of large transactions going on. But in your core market in Middle Tennessee, there was one just announced. And I wanted to get your feeling on what kind of opportunities there could be for you guys to take advantage of that, whether that be customers and/or talent; or is that something just not as relevant on your radar screen?

DeVan Ard: Well, I think it’s very relevant. There have been two deals announced this week, one that’s probably not as important because it involved two banks that are kind of outside of our market area. The First Bank and Franklin Synergy deal is certainly a good opportunity. We’re both -- Franklin Synergy and Reliant are both headquartered in Williamson County; we’ve got a lot of market overlap just in Williamson County. They are also in Rutherford County where Murfreesboro is, and we established a full-service office in Murfreesboro last year.

So I think whether it’s customers or certainly, opportunities for people, there are going to be plenty of opportunities for us going forward. We like disruption in the market and we plan to take advantage of it.

Kevin Fitzsimmons: Great. And DeVan, your comments on M&A, with the next deal closing early second quarter, realistically, are you -- once that deal closes, or maybe you don’t even wait for that close. When would you say the doors open to be looking to announce further deals, or is it more realistic to think about that as more the second half of the year?

DeVan Ard: Probably second half of the year. Really, I wouldn’t want to comment on any announcements, but there’s -- we have conversations on a regular basis with many different banks. And I suspect there will be other opportunities within the defined footprint that we’ve established this year. We certainly want to get both the ones that we have behind us; we successfully converted one. Everything is looking really good with First Advantage and as you’ve seen -- as we’ve all seen -- M&A activity pick up in Tennessee in the last couple of years.

I think there are reasons some of the community banks in our markets will want to look for a strategic partner. And we feel like we provide a really good opportunity for that.

Kevin Fitzsimmons: Okay. That’s all I had. Thanks very much.

Operator: (Operator Instructions). Stephen Scouten with Piper Sandler.

DeVan Ard: Like the new name?

Stephen Scouten: Yes, I like the new name, Piper Sandler.

DeVan Ard: I’m still getting used to it, but we’ll get there; I like it too.

Stephen Scouten: You bet. I’m curious just on the growth front, had a really fantastic quarter here this quarter. And I know last quarter, you had spoken to the idea that growth may slow a little bit as you work to integrate First Advantage in particular, I think. So how can we think about growth for the full year? And do you still expect that to kind of trail off a little bit, just as the focus shifts?

DeVan Ard: If you’re talking about loans, Stephen, I’m still seeing a pretty robust economy in Middle Tennessee. And whether it’s the Community Bank family or the First Advantage Bank family, both I think are showing some healthy growth benefit from being in the national MSA. So we’re probably looking at a little bit stronger growth track for us this year than I’d originally forecast. I think I originally said 10%, somewhere in that range. There’s a good possibility we might be slightly higher than that.

The production that we had in the fourth quarter, which was really strong, it was over $200 million, and a lot of those loans didn’t fund when they closed, or funded very small amounts. So we’ll have funding up on those credits as we move through the year. And we finished 2019 with a very solid pipeline going into 2020. So I could easily see us -- absent some unexpected paydowns, I could easily see us moving a little bit more than 10% this year.

Stephen Scouten: Okay, great. That’s helpful. And then I’m curious around the NIM, just kind of what you think the forward trend will be, kind of 1Q20 with CBT in the numbers, and then kind of later in the year, pro forma for First Advantage. And within that, just curious if there’s been any abatement of the competitive pressures on deposits in your market yet?

DeVan Ard: Yes, I’ll let Dan address the NIM and then I’ll talk about the competitive situation when he gets finished.

Dan Dellinger: Yes, so Stephen, as you know, in the fourth quarter, the sub-debt had about a 4-basis point impact on our margin. We expect that to be around 16 basis points in Q1, and then trailing off to about 11 basis points [there] in Q4. That will include, obviously, the FABK acquisition. We see loan rates stabilizing pretty much now, and we’re beginning to see continued -- or not -- we’re not beginning to see -- but we’re seeing continued reductions in our cost of funds as a result of our lower dependency on self-funding.

As you noted, in the fourth quarter, that dropped significantly, and we used -- we rotated out of CBT loan portfolio -- excuse me -- investment portfolio, $60 million; will be probably the same with FABK portfolio. So that’s going to continue to have a positive effect on the wholesale funding front. And those costs, we’re seeing a reduction, it’s about [160] as the (inaudible), so I’m just going to say a lot of moving parts.

As we move forward, I think we’ll see slight contraction in Q1 mainly as a result of the sub-debt, the CBT acquisition, will have a slightly positive effect, but again, it’s such a -- it’s a small acquisition in relation to our bank size, total asset size. So it’s not going to be a big contributor. FABK, on the other hand, should be a pretty good contributor, probably 12 basis points or so, to our margin.

DeVan Ard: And on the competitive front, Stephen, it’s still competitive out there. I think the big change from, let’s say, a year ago to where we are now is we’re not really seeing these out-of-market solicitations for money market accounts at rates that, in some cases, were in the 240 to 250 range. So those have basically dried up. And if you kind of follow what some of those companies have done with their rates, they’ve really cut them back pretty substantially.

I think deposits are still going to be competitive in this market, mainly because the economy is strong, and earning asset growth has been -- continued to be strong. So you’ve got to fund it some way. But I do think that we’ll see -- as far as rate specials go anyway, we’ll see some abatement there.

Listen, we all want to make money and the best way to do that is to keep your margins stable. And so I think we’ll see some -- probably some more rational pricing. The competition, I think, will still be strong, but maybe we’ll see some -- a little bit more rational pricing. We’ve already started lowering some of our money market rates, and have seen no attrition, no customer attrition from that.

So I’m encouraged by it, but I don’t think until the economy starts to weaken, and loan growth in this area starts to slide, you’re going to see much lower competition. And frankly, that was the big benefit that we saw in certainly the Community Banks because their cost of funds was so low.

As we think about M&A, that gets to be an important consideration, and so that’ll be part of kind of what we evaluate, what we want to do, and who we want to partner with going forward.

Stephen Scouten: Okay, great. Yes, that was very helpful, thanks. And then maybe one just last clarifier there, Dan. When you said the sub-debt that will hit 16 basis points in one quarter, are you saying that’s 16 basis points of incremental NIM pressure, and how it kind of takes a 3.46 to around 3.30, all else equal?

Dan Dellinger: Yes.

Stephen Scouten: Okay, great. Thank you.

Operator: (Operator Instructions). Feddie Strickland, Janney.

Feddie Strickland: Just had a quick question -- was wondering whether you’re actively using or discussing putting floors in the new loan production with the prospect of additional rate cuts down the road?

DeVan Ard: We try to do it on every commercial loan we make. It was a little bit of a challenge come the second half of last year, because I think we all -- we got more rate cuts from the Fed than we  thought we were going to get. And so especially on floating rate loans, where we’d put a floor in, it was maybe 25 basis points or 50 basis points below the note rate. We, all of a sudden -- and our customer actually all of a sudden -- saw the rate on their loan was -- had a floor to it.

So it’s something we try to do and I think this -- fairly consistently, we’ll go in there with a floor of -- on a floating rate loan -- of 25 basis points to 50 basis points lower than the note rate. Is that about right?

Dan Dellinger: Yes.

DeVan Ard: Can’t do it every time, but we certainly try to.

Feddie Strickland: Got it. And I guess just one more for me -- some mortgages up again this -- compared to the prior quarter. I can’t remember if you guys addressed this earlier, but do you expect to be able to kind of continue to grow that line? I know it’s not very volatile, but just wondering what your outlook was there.

DeVan Ard: Yes, we’re expecting to see an increase. I think -- I don’t know that we’ll see much in the first quarter. There’s some seasonality of this business, Feddie, and typically, the fourth quarter and the first quarter are a little bit slower in terms of originations. But we think we’ll see -- especially as we get into the second quarter and third quarter of this year, we’ll see some increases in mortgage originate. Rates are still really low and we’ve got a lot of people out there working hard on it.

Refi activity is staying fairly good, but in our market, we’re really more dependent on purchase money, tight mortgages with an economy that sees a lot of new homes being built and sold.

Feddie Strickland: Got you. Thank you, guys, so much for answering the questions. Have a good day.

Operator: (Operator Instructions). There are no further questions in queue at this time. I’d like to turn the conference back over to Mr. DeVan Ard for any official or closing remarks.

DeVan Ard: Thank you, Operator. I don’t have any additional remarks. I just want to thank everybody for joining us on the call today. And I hope you have a good weekend.

Operator: Thank you. And that concludes today’s conference. Thank you for your participation. You may now disconnect.

Forward-Looking Statements

This presentation contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “anticipate,” “expect,” “may,” “assume,” “should,” “predict,” “could,” “would,” “intend,” “targets,” “estimates,” “projects,” “plans,” and “potential,” and other similar words and expressions of similar meaning, and the negatives thereof, are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking, including statements regarding Reliant Bancorp, Inc.’s (“Reliant”) financial performance, business or growth strategy, or plans, objectives, or intentions.

All forward-looking statements are subject to assumptions, risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from any results, performance, or achievements expressed or implied by such forward-looking statements. Such assumptions, risks, uncertainties, and factors include, among others, (1) the risk that expected cost savings and revenue synergies from (i) the merger of Reliant and Tennessee Community Bank Holdings, Inc. (“TCB Holdings”) (the “TCB Holdings Transaction”) or (ii) the proposed merger between Reliant and First Advantage Bancorp (“First Advantage”) (the “First Advantage Transaction” and. together with the TCB Holdings Transaction, collectively, the “Transactions”) may not be realized or may take longer than anticipated to be realized, (2) the ability to meet expectations regarding the timing and completion of the First Advantage Transaction and the accounting and tax treatment of the Transactions, (3) the effect of the announcement, pendency, or completion of the Transactions on customer, supplier, or employee relationships and operating results (including without limitation difficulties in maintaining relationships with employees and customers), as well as on the market price of Reliant’s common stock, (4) the risk that the businesses and operations of TCB Holdings and its subsidiaries and of First Advantage and its subsidiaries cannot be successfully integrated with the business and operations of Reliant and its subsidiaries or that integration will be more costly or difficult than expected, (5) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive merger agreement for the First Advantage Transaction, (6) the amount of costs, fees, expenses, and charges related to the Transactions, including those arising as a result of unexpected factors or events, (7) the ability to obtain the shareholder and governmental approvals required for the First Advantage Transaction, (8) reputational risk associated with and the reaction of the parties’ customers, suppliers, employees, or other business partners to the Transactions, (9) the failure of any of the conditions to the closing of the First Advantage Transaction to be satisfied, or any unexpected delay in closing the First Advantage Transaction, (10) the dilution caused by Reliant’s issuance of additional shares of its common stock in the Transactions, (11) Reliant’s ability to simultaneously execute on two separate business combination transactions, (12) the risk associated with Reliant management’s attention being diverted away from the day-to-day business and operations of Reliant to the completion of the Transactions, and (13) general competitive, economic, political, and market conditions. Additional factors which could affect the forward-looking statements can be found in Reliant’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the Securities and Exchange Commission (the “SEC”) and available on the SEC’s website at http://www.sec.gov. Reliant believes the forward-looking statements contained herein are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Reliant disclaims any obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events, or otherwise.

Additional Information About the First Advantage Transaction and Where to Find It

In connection with the First Advantage Transaction, Reliant filed a registration statement on Form S-4, as may be amended from time to time (the “registration statement”), with the SEC to register the shares of Reliant common stock that will be issued to First Advantage’s shareholders in connection with the First Advantage Transaction. The registration statement includes a joint proxy statement of Reliant and First Advantage and prospectus of Reliant and other relevant materials pertaining to the First Advantage Transaction. The joint proxy statement/prospectus will be sent to Reliant’s and First Advantage’s shareholders in connection with seeking the required shareholder approval(s) for the First Advantage Transaction. INVESTORS AND SECURITY HOLDERS OF RELIANT AND FIRST ADVANTAGE ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT MATERIALS THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE FIRST ADVANTAGE TRANSACTION (AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS) CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RELIANT, FIRST ADVANTAGE, AND THE FIRST ADVANTAGE TRANSACTION. Investors and security holders may obtain free copies of the registration statement and related joint proxy statement/prospectus as well as other documents filed by Reliant with the SEC, through the website maintained by the SEC at http://www.sec.gov. Free copies of the documents filed by Reliant with the SEC (including the registration statement and related joint proxy statement/prospectus) also may be obtained by directing a request by mail or telephone to Reliant Bancorp, Inc., 6100 Tower Circle, Suite 120, Franklin, Tennessee 37067, Attention: J. Daniel Dellinger, Chief Financial Officer, (615) 221-2020.

This communication is for informational purposes only and shall not constitute a solicitation of any proxy, vote, or approval or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Reliant, First Advantage, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from Reliant’s and First Advantage’s shareholders in connection with the First Advantage Transaction. Certain information about the directors and executive officers of Reliant and First Advantage is included in the joint proxy statement/prospectus included in the registration statement filed by Reliant with the SEC. Information about the directors and executive officers of Reliant can also be found in Reliant’s definitive proxy statement for its 2019 annual meeting of shareholders, filed with the SEC on April 22, 2019, and other documents subsequently filed by Reliant with the SEC. Additional information regarding the interests of these participants is included in the joint proxy statement/prospectus pertaining to the First Advantage Transaction. These documents can be obtained free of charge in the manner described above.